SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BlackRock Municipal 2018 Term Trust
(Name of Issuer)

Auction Rate Preferred Stock
(Title of Class of Securities)

09249C205
(CUSIP Number)

Phillip Goldstein
Brooklyn Capital Management, LLC
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(201)556-0092
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


02/11/2011
(Date of Event Which Requires Filing of This Statement)





1. NAME OF REPORTING PERSON
Special Opportunities Fund, Inc.
Brooklyn Capital Management LLC



2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
100

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER
100
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
100

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Auction Rate Preferred
Stock of Blackrock Municipal 2018 Term Trust
("BPK" or the "Issuer").

(a) The principal executive offices of BPK are located at Park Avenue Plaza
55 East 52nd Street
New York, New York 10055

(b) CUSIP number:09249C205

Item 2. IDENTITY AND BACKGROUND
Special Opportunities Fund, Inc.,
615 East Michigan Street, Milwaukee, WI 53202.

Brooklyn Capital Management LLC
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on September 2, 2010, there were 5,354 shares of Auction Rate Preferred outstanding as of 06/30/2010. The percentage set forth in item 5 was derived using such number. Special Opportunities Fund, Inc. beneficially owns 100 shares of BPK or 1.87% of the outstanding shares. Power to dispose of and vote securities resides with Brooklyn Capital Management.

c) During the past 60 days no shares of BPK Auction Rate Preferred were purchased.




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/17/11

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A:

Special Opportunities Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202

Brooklyn Capital Management LLC
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201) 556-0097
 pgoldstein@brooklyncapitalmanagement.com

                         February 11, 2011

BlackRock California Municipal 2018 Term Trust
BlackRock Municipal 2018 Term Trust
Park Avenue Plaza
55 East 52nd Street
New York, New York 10055

Attention: Howard B. Surloff, Secretary

Advance Notice of Nomination of Director and Proposals

Dear Mr. Surloff:

Special Opportunities Fund, Inc. ("SPE") beneficially owns 100 shares of auction rate preferred stock (the "Shares"), of each of BlackRock California Municipal 2018 Term Trust and BlackRock Municipal 2018 Term Trust (each, a "Company" and collectively, the "Companies").
Brooklyn Capital Management LLC is the investment advisor to SPE.
Cede & Co., the nominee of The Depository Trust Company ("Cede"), is the holder of record of the Shares. We have been informed that the Companies do not permit a beneficial holder like SPE to register the Shares in its own name.

SPE would like to assert its right to nominate a director and present proposals at each Company's 2011 annual meeting of shareholders
(the "Annual Meeting"). Given the timing of the Companies' surprise announcement at 4:27 p.m. on Friday, February 4, 2011 of the annual shareholder meeting, it is not feasible for SPE to obtain and have delivered an advance notice letter from Cede by the required
(very tight) deadline of February 14, 2011. Therefore, we request that the boards of the Companies waive that requirement and accept this letter as constituting adequate notice of SPEs intent to nominate a director and present proposals at the Annual Meeting. If the boards agree to do so we will be pleased to provide additional proof of SPEs beneficial ownership of the Shares (although we note they are already disclosed in SPE's latest Form N-Q).

As you know, Section 18(a)(2)(C) of the Investment Company Act of 1940
(the "ICA") entitles the holders of senior securities, voting as a class, to elect at least two directors of each Company at all times. That right is unqualified. Hence, any unreasonable impediment that the board of directors imposes on the right of holders of the Shares to nominate and elect a director of their choice, as a class, would be a violation of the law and a breach of fiduciary duty, especially since it is obvious to everyone, including the board, that the long suffering holders of the Shares are likely to elect a director that will endeavor to provide them with liquidity for their Shares. We note that each Company's Trust Agreement clearly adopts corporate fiduciary duties in Section 3.1 of its Trust Agreement ("The Trustees shall owe to the Trust and its Shareholders the same fiduciary duties as owed by directors of corporations to such corporations and their stockholders under the Delaware General
Corporation Law."). In this regard, we cannot think of any reason for the board to deny our request that would not constitute a breach of fiduciary duty.

Assuming the board abides by its fiduciary duty and grants our request to waive the requirement that Cede provide the required advance notice, SPE hereby submits this notice to the Companies in accordance with the other requirements of Sections 6 and 7 of Article I of the Amended and Restated Bylaws of each Company, dated October 28, 2010.

SPE intends to appear at the Annual Meeting in person or by proxy to nominate the following person (the "Proposed Nominee") for election by the shareholders of auction rate preferred stock voting as a class to be a member of the board of directors of each Company at the Annual Meeting.

Walter S. Baer; Age: 73; Date of Birth: July 27, 1937; Business Address:
Annenberg School for Communications and Journalism, University of
Southern California, Los Angeles, California 90089-0281; Residence Address:
344 S. Canyon View Drive, Los Angeles, California 90049; Nationality:
U.S. Citizen; Shares or derivative instruments ever owned by the Proposed Nominee or any "Proposed Nominee Associated Person": none; Professional
Experience: Presently a private investor; University of Southern California, Annenberg School for Communications and Journalism, Senior Fellow;
RAND Corporation, Deputy Vice President and Professor of Policy Analysis, 1990-2004; Times Mirror Company, Director of Advanced Technology, 1981-1989;
Education: University of Wisconsin, Ph.D. (physics),1964, Caltech,
BS (physics), 1959; Directorships/Other: KCRW Public Radio Foundation, Director, Audit Committee Chair.

SPE believes all of information regarding the Proposed Nominee required by the Bylaws is set forth above and that (1) the Proposed Nominee meets the qualifications set forth in Section 1 of Article II, (2) is not an "interested person" as defined in Section 2(a)(19) of the ICA, and (3) there is no further affirmative information to report about the Proposed Nominee relating to Section 7(d)(i) of Article I or otherwise required by the Bylaws or in solicitations of proxies. The written consent of the Proposed Nominee to be nominated and to serve as a director of the Company is attached hereto.

SPE believes all of the information about SPE or any Shareholder Associated Person required by the Bylaws is set forth above and that there is no further affirmative information to report about SPE or any Shareholder Associated Person relating to Section 6(d)(ii) or Section 7(d)(ii) of Article I or otherwise required by the Bylaws or in solicitations of proxies.

SPE intends to present the following proposals at each Company's Annual
Meeting:

1. The board of directors shall consider taking all steps necessary to cause the Company to redeem all outstanding auction rate preferred shares including but not limited to consideration of eliminating all leverage or replacing such shares with Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities(VRDPS), or Tender Option Bonds (TOBs), or using bank debt.

2. Notwithstanding anything to the contrary in any of the Company's organizing documents (i) each director shall promptly review the Company's bylaws with respect to measures that affect shareholder democracy, and (ii) any director that votes to adopt or does not vote to rescind any measure intended to make the election process prior to or at a shareholder meeting less than scrupulously fair or that confers or denies any advantage to any candidate or slate of candidates, shall resign as a director of the Company.

3. Any director of the Company who is elected as a result of a contested election and who was nominated by a shareholder shall be entitled to a fee of at least $20,000 per annum for serving as a director.

The purpose of the first proposal is to address the need of shareholders of the Companies' auction rate preferred shares for liquidity. The purpose of the second proposal is to insure that all directors of the Company adhere to a fiduciary standard of scrupulous fairness in connection with shareholder meetings as established by Delaware case law. The purpose of the third proposal is to attract qualified opposition nominees for director of the Company.

Very truly yours,

/s/ Phillip Goldstein,
Chairman of the Board
Special Opportunities Fund, Inc. and
Managing Member
Brooklyn Capital Management LLC